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SEC FILE NUMBER
8-51588

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Regional Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5871 Cheviot Road Suite #4
(No. and Street)

Cincinnati	Ohio	45247
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bill McCauley	513 241-5555	bill@abacuslife.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/2018	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William H. McCauley, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Regional Investment Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANGELA CARROLL QUINN
Notary Public - State of Florida
Commission # HH 230267
My Comm. Expires Feb 25, 2026
Bonded through National Notary Assn.

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Regional Investment Services, Inc.

Report on Audit of Financial Statements

December 31, 2021

REGIONAL INVESTMENT SERVICES, INC.
TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Regional Investment Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Regional Investment Services, Inc., as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Regional Investment Services, Inc., as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Regional Investment Services, Inc.'s management. My responsibility is to express an opinion on Regional Investment Services, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Regional Investment Services, Inc., in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information for Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Regional Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of Regional Investment Services, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information for Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
March 24, 2022

REGIONAL INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	37,997
Commission receivable		7,305
Prepaid Expenses		280
TOTAL ASSETS	$	45,582

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Taxes Payable	$	3,138
Accrued Expenses		700
TOTAL LIABILITIES		3,838
STOCKHOLDER'S EQUITY		
Common stock, no par value; 850 Shares authorized; 100 Shares issued and outstanding;	$	12,000
Retained Earnings		29,744
TOTAL STOCKHOLDER'S EQUITY		41,744
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	45,582

The accompanying notes are an integral part of the financial statements.

REGIONAL INVESTMENT SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE		
Mutual Fund Commissions	$	24,679
Variable Life Commissions		843
Annuity 12-b1 Fees		455
Mutual Fund 12-b1 Fees		21,612
Variable Life 12-b1 Fees		553
TOTAL REVENUE		48,142
EXPENSES		
Commissions		9,363
Occupancy and equipment costs		8,400
Professional fees		8,300
Insurance		2,098
Regulatory fees		2,770
Other operating expenses		1,827
TOTAL OPERATING EXPENSES		32,758
INCOME (LOSS) BEFORE INCOME TAX PROVISION		15,384
Income tax provision		3,138
NET INCOME (LOSS)	$	12,246
Earnings per share of common stock	$	122.46

The accompanying notes are an integral part of the financial statements.

REGIONAL INVESTMENT SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Retained Earnings	Total
Balance at beginning of year	$ 12,000	$ 17,498	$ 29,498
Capital contributions	-	-	-
Capital distributions	-	-	-
Net Income (Loss)	-	12,246	12,246
Balance at end of year	$ 12,000	$ 29,744	$ 41,744

The accompanying notes are an integral part of the financial statements.

REGIONAL INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITES

Net Income	$	12,246
Adjustments to reconcile net income to net cash provided by		
Operating Activities:		
(Increase) decrease in operating assets:		
Commissions receivable		(403)
Increase (decrease) in operating liabilities:		
Commissions payable		(2,156)
Taxes Payable		3,138
Accrued Expenses		700
Net Cash Provided by Operating Activities		13,525
NET INCREASE (DECREASE) IN CASH		13,525
Cash at the beginning of year		24,472
Cash at end of year	$	37,997

SUPPLEMENTAL CASH DISCLOSURES

Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of theaccompanying financial statements are as follows:

a. Nature of Operations— Regional Investment Services, Inc. was formed on January 20, 1999 as a corporation in the state of Ohio. The Firm is a registered securities broker dealer with the Securities and Exchange Commission (SEC) and as a member of the Financial Industry Regulatory Authority (FINRA). The Firm was formed to offer a broad range of investment management services for the investing public within and without Ohio.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2021.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution,and money market accounts. At times, balances in these accounts may be exceed FDIC insured limits. The Firm did not have any accounts with a balance that exceeded insured limits during the year.

e. Commissions Receivable— Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection effortshave been exhausted.

f. Advertising—The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

g. Revenue Recognition – The Firm recognizes and records commissions and other income on a trade-date basis. Revenue consists of commissions and 12b1 fees on transactions in mutual funds, variable annuities and variable life insurance.

In May 2014, FASB issued ASU-2014.09, "Revenue from Contract with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with this pronouncement by recognizing revenue in accordance with the five components of the pronouncement:

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

NOTE 2: COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2021, there were $7,305 of accrued receivables and $0 of accrued payables.

NOTE 3: RELATED PARTY TRANSACTIONS

The Firm has entered into an expense-sharing agreement with an affiliated entity. Under this agreement the Firm pays $700 per month for rent, secretarial services and other office expenses.The total expense under this agreement for the year was $8,400.

NOTE 4: INCOME TAX EXPENSE

The Firm with the consent of its stockholder, has elected under the Internal Revenue Code to betaxed as a C Corporation. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxesare recognized for the differences between the basis of assets and liabilities for financial statementand income tax purposes. The deferred tax assets and liabilities represent the future taxconsequences of those differences, which will either be taxable or deductible when the assets andliabilities are recovered or settled.

Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carry forwards, and tax credit carry forwards that are available to offset future income taxes.

The Firm has assessed its federal and state tax positions and have recorded $3,138 as of or for the year ended December 31, 2021. The federal and state income tax returns of the Firm for the years ended December 31, 2018 through 2021 are subject to examination by the respective taxing authorities generally for three years after they were filed.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has electedto defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30,2008. The adoption of this standard is not currently anticipated to have a material impact on theFirm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continueto evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2021, net capital as defined by the rules, equaled $34,159. The ratio of aggregate indebtedness to net capital was 11.24%. Net capital in excess of the minimum required was $28,159.

NOTE 7: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2021. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors hasbeen included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2021. They concluded that there were no commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered account firm on the financial statements which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

REGIONAL INVESTMENT SERVICES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2021

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	41,744
less nonallowable assets from Statement of Financial Condition		7,585
Net capital before haircuts on securities positions		34,159
Haircuts on securities		-
Net Capital	$	34,159
Aggregate Indebtedness	$	3,838
Net capital required based on aggregate indebtedness (6-2/3%)		255
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	29,159
COMPUTATION OF AGGREGATE INDEBTEDNESS		
(A) - 10% of total aggregate indebtedness		384
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	28,159
Percentage of Aggregate Indebtedness to Net Capital		11.24%

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2021, there were no material differences between net capital above and net capital as reported on the Firm's Part IIA on their most recently filed FOCUS.

REGIONAL INVESTMENT SERVICES, INC.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2021

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Regional Investment Services, Inc. is exempt from SEC Rule 15c3-3 under the provisions of Rule 15c3-3(k)(1)

REGIONAL INVESTMENT SERVICES, INC.
SCHEDULE III: INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2021

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Regional Investment Services, Inc. is exempt from SEC Rule 15c3-3 under the provisions of Rule 15c3-3(k)(1)

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
Regional Investment Services, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Regional Investment Services, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k)(1), and (2) Regional Investment Services, Inc. stated that Regional Investment Services Inc. has met the exemption provisions of SEA rule 15c3-3(k)(1) throughout the past fiscal year ending December 31, 2021 without exception. Regional Investment Services Inc.'s management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Regional Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
March 24, 2022

Regional Investment Services, Inc.

Exemption exemptions, Statement with Regard to Rule 15 c3-3

Regional Investment Services, Inc. (RIS) (CRD 46929, SEC file 8-51588) is a $5,000 minimum net capital non carrying, non-clearing broker/dealer and is exempt fromreserve requirements, with exemptions, according to rules 15c3-3(k)(1).

It is to the best knowledge and belief that Regional Investment Services, Inc. has met the exemption provisions of SEA rule 15c3-3(k)(1) throughout the past fiscal year ending December 31, 2021 without exception.

William H McCauley Jr

President

Dated: 3/23/2022